EXHIBIT 99.3

                            TOWER SEMICONDUCTOR LTD.
                                 AND SUBSIDIARY
                        CONSOLIDATED FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS









                                                                   PAGE
                                                                   ----
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM             1

BALANCE SHEETS                                                      2

STATEMENTS OF OPERATIONS                                            3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                       4

STATEMENTS OF CASH FLOWS                                            5

NOTES TO FINANCIAL STATEMENTS                                      6-49

DELOITTE                                            Brightman Almagor
                                                    1 Azrieli Center
                                                    Tel Aviv 67021
                                                    P.O.B. 16593, Tel Aviv 61164
                                                    Israel

                                                    Tel: +972 (3) 608 5555
                                                    Fax: +972 (3) 609 4022
                                                    info@deloitte.co.il
                                                    www.deloitte.com

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.


We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. and subsidiary ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in accordance with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the dates and for the years presented is summarized in Note 19.


Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 3, 2005

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)


                                                                                AS OF DECEMBER 31,
                                                                              ----------------------
                                                                       NOTE      2004         2003
                                                                      ------  ---------    ---------
A S S E T S

     CURRENT ASSETS
         CASH AND CASH EQUIVALENTS                                            $  27,664    $  12,448
         DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS                53,793       44,042
         TRADE ACCOUNTS RECEIVABLE                                       14      19,286       11,631
         OTHER RECEIVABLES                                                3      11,365       11,073
         INVENTORIES                                                      4      25,669       19,382
         OTHER CURRENT ASSETS                                                     1,818        1,729
                                                                              ---------    ---------
                TOTAL CURRENT ASSETS                                            139,595      100,305
                                                                              ---------    ---------

     LONG-TERM INVESTMENTS
          LONG-TERM INTEREST-BEARING DEPOSITS
            DESIGNATED FOR FAB 2 OPERATIONS                                       5,134        4,848
         OTHER LONG-TERM INVESTMENT                                       5           -        6,000
                                                                              ---------    ---------
                                                                                  5,134       10,848
                                                                              ---------    ---------

     PROPERTY AND EQUIPMENT, NET                                          6     609,296      568,412
                                                                              ---------    ---------

     OTHER ASSETS, NET                                                    7      93,483      108,770
                                                                              =========    =========

                TOTAL ASSETS                                                  $ 847,508    $ 788,335
                                                                              =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
         TRADE ACCOUNTS PAYABLE                                               $  65,326    $  40,249
         OTHER CURRENT LIABILITIES                                        8      10,678        9,564
                                                                              ---------    ---------
                TOTAL CURRENT LIABILITIES                                        76,004       49,813

     LONG-TERM DEBT                                                       9     497,000      431,000

     CONVERTIBLE DEBENTURES                                              10      26,651       25,783

     LONG-TERM LIABILITY IN RESPECT
          OF CUSTOMERS' ADVANCES                                        12A      64,428       46,347

     OTHER LONG-TERM LIABILITIES                                         11      15,445        5,935

     COMMITMENTS AND CONTINGENCIES                                       12
                                                                              ---------    ---------
                TOTAL LIABILITIES                                               679,528      558,878
                                                                              ---------    ---------

     SHAREHOLDERS' EQUITY
         ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
            250,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
            ISSUED 66,999,796 AND 52,996,097 SHARES, RESPECTIVELY   12A, 13      16,274       13,150
         ADDITIONAL PAID-IN CAPITAL                                     12A     517,476      427,881
         PROCEEDS ON ACCOUNT OF SHARE CAPITAL                           12A           -       16,428
         SHAREHOLDER RECEIVABLES                                                    (26)         (26)
         ACCUMULATED DEFICIT                                                   (356,672)    (218,904)
                                                                              ---------    ---------
                                                                                177,052      238,529
         TREASURY STOCK, AT COST - 1,300,000 SHARES                     13C      (9,072)      (9,072)
                                                                              ---------    ---------
                TOTAL SHAREHOLDERS' EQUITY                                      167,980      229,457
                                                                              =========    =========

                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                    $ 847,508    $ 788,335
                                                                              =========    =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)


                                                             YEAR ENDED DECEMBER 31,
                                                       -----------------------------------
                                              NOTE       2004         2003         2002
                                             -------   ---------    ---------    ---------

SALES                                        12D, 14   $ 126,055    $  61,368    $  51,801

COST OF SALES                                  6A(4)     228,410      122,395       67,022
                                                       ---------    ---------    ---------

        GROSS LOSS                                      (102,355)     (61,027)     (15,221)
                                                       ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

     RESEARCH AND DEVELOPMENT                             17,053       20,709       17,031
     MARKETING, GENERAL AND ADMINISTRATIVE                21,297       22,615       17,091
                                                       ---------    ---------    ---------

                                                          38,350       43,324       34,122
                                                       =========    =========    =========

        OPERATING LOSS                                  (140,705)    (104,351)     (49,343)

FINANCING EXPENSE, NET                            15     (29,745)      (9,826)      (2,104)

OTHER INCOME (EXPENSE), NET                        5      32,682          (84)          45
                                                       ---------    ---------    ---------
                LOSS FOR THE YEAR                      $(137,768)   $(114,261)   $ (51,402)
                                                       =========    =========    =========




BASIC LOSS PER ORDINARY SHARE

     LOSS PER SHARE                                    $   (2.13)   $   (2.40)   $   (1.63)
                                                       =========    =========    =========


     LOSS USED TO COMPUTE
        BASIC LOSS PER SHARE                           $(137,768)   $(114,114)   $ (51,402)
                                                       =========    =========    =========

     WEIGHTED AVERAGE NUMBER OF ORDINARY
        SHARES OUTSTANDING - IN THOUSANDS                 64,717       47,608       31,523
                                                       =========    =========    =========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (dollars in thousands, except share data and per share data)


                                                                                               PROCEEDS
                                                           ORDINARY SHARES       ADDITIONAL       ON
                                                       -----------------------    PAID-IN     ACCOUNT OF
                                                         SHARES       AMOUNT      CAPITAL    SHARE CAPITAL
                                                       ----------   ----------   ----------   ---------
         BALANCE - JANUARY 1, 2002                     26,297,102   $    7,448   $  307,865   $       -

ISSUANCE OF SHARES,
      NET OF RELATED COSTS                             18,438,430        3,846       92,943

AMORTIZATION OF UNEARNED COMPENSATION

LOSS FOR THE YEAR
                                                       ----------   ----------   ----------   ---------
         BALANCE - DECEMBER 31, 2002                   44,735,532   $   11,294   $  400,808   $       -

STOCK-BASED COMPENSATION RELATED TO
      THE FAB 2 CONSTRUCTOR                                                             145

STOCK-BASED COMPENSATION RELATED TO THE
      FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                  4,205

ISSUANCE OF SHARES, NET OF RELATED COSTS                8,260,565        1,856       22,723

PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                             16,428

AMORTIZATION OF UNEARNED COMPENSATION

LOSS FOR THE YEAR
                                                       ----------   ----------   ----------   ---------
         BALANCE - DECEMBER 31, 2003                   52,996,097   $   13,150   $  427,881   $  16,428

ISSUANCE OF SHARES                                      2,463,949          553       16,414     (16,428)

ISSUANCE OF SHARES, NET OF RELATED COSTS -
      PUBLIC OFFERING                                  11,444,500        2,550       72,536

EXERCISE OF SHARE OPTIONS                                  95,250           21          645

LOSS FOR THE YEAR
                                                       ----------   ----------   ----------   ---------
         BALANCE - DECEMBER 31, 2004                   66,999,796   $   16,274   $  517,476   $       -
                                                       ==========   ==========   ==========   =========



                                                     SHAREHOLDER
                                                     RECEIVABLES
                                                         AND
                                                       UNEARNED   ACCUMULATED    TREASURY
                                                     COMPENSATION   DEFICIT        STOCK         TOTAL
                                                       -------    -----------    ---------    ----------
         BALANCE - JANUARY 1, 2002                     $  (195)   $   (53,241)   $  (9,072)   $  252,805

ISSUANCE OF SHARES,
      NET OF RELATED COSTS                                                                        96,789

AMORTIZATION OF UNEARNED COMPENSATION                      142                                       142

LOSS FOR THE YEAR                                                     (51,402)                   (51,402)
                                                       -------    -----------    ---------    ----------
         BALANCE - DECEMBER 31, 2002                   $   (53)   $  (104,643)   $  (9,072)   $  298,334

STOCK-BASED COMPENSATION RELATED TO
      THE FAB 2 CONSTRUCTOR                                                                          145

STOCK-BASED COMPENSATION RELATED TO THE
      FACILITY AGREEMENT WITH THE BANKS, NOTE 13B(5)                                               4,205

ISSUANCE OF SHARES, NET OF RELATED COSTS                                                          24,579

PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                              16,428

AMORTIZATION OF UNEARNED COMPENSATION                       27                                        27

LOSS FOR THE YEAR                                                    (114,261)                  (114,261)
                                                       -------    -----------    ---------    ----------
         BALANCE - DECEMBER 31, 2003                   $   (26)   $  (218,904)   $  (9,072)   $  229,457

ISSUANCE OF SHARES                                                                                   539

ISSUANCE OF SHARES, NET OF RELATED COSTS -
      PUBLIC OFFERING                                                                             75,086

EXERCISE OF SHARE OPTIONS                                                                            666

LOSS FOR THE YEAR                                                    (137,768)                  (137,768)
                                                       -------    -----------    ---------    ----------
         BALANCE - DECEMBER 31, 2004                   $   (26)   $  (356,672)   $  (9,072)   $  167,980
                                                       =======    ===========    =========    ==========


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)


                                                                                        YEAR ENDED DECEMBER 31,
                                                                                  -----------------------------------
                                                                                    2004         2003         2002
                                                                                  ---------    ---------    ---------
CASH FLOWS - OPERATING ACTIVITIES

     LOSS FOR THE YEAR                                                            $(137,768)   $(114,261)   $ (51,402)
     ADJUSTMENTS TO RECONCILE LOSS FOR THE YEAR
        TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
           INCOME AND EXPENSE ITEMS NOT INVOLVING CASH FLOWS:
              DEPRECIATION AND AMORTIZATION                                         121,067       54,611       18,821
              EFFECT OF INDEXATION AND TRANSLATION ON
                   CONVERTIBLE DEBENTURES                                               676         (878)           -
              OTHER EXPENSE (INCOME), NET                                           (32,682)          84          (45)
           CHANGES IN ASSETS AND LIABILITIES:
              INCREASE IN TRADE ACCOUNTS RECEIVABLE                                  (7,655)      (4,175)      (4,135)
              DECREASE (INCREASE) IN OTHER RECEIVABLES AND OTHER CURRENT ASSETS        (413)       1,264       (1,305)
              INCREASE IN INVENTORIES                                                (6,287)      (6,221)        (609)
              INCREASE IN TRADE ACCOUNTS PAYABLE                                        404          801        4,686
              INCREASE (DECREASE) IN OTHER CURRENT LIABILITIES                         (970)       1,467        2,764
              INCREASE IN OTHER LONG-TERM LIABILITIES                                 9,344          529        2,822
                                                                                  ---------    ---------    ---------
                                                                                    (54,284)     (66,779)     (28,403)
              INCREASE (DECREASE) IN LONG-TERM LIABILITY
                  IN RESPECT OF CUSTOMERS' ADVANCES, NET                             19,384         (899)      29,336
                                                                                  ---------    ---------    ---------
                  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES               (34,900)     (67,678)         933
                                                                                  ---------    ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

     DECREASE (INCREASE) IN DESIGNATED CASH, SHORT-TERM AND LONG-TERM
         INTEREST-BEARING DEPOSITS, NET                                             (10,037)      14,341      (59,683)
     INVESTMENTS IN PROPERTY AND EQUIPMENT                                         (154,975)    (179,310)    (205,099)
     INVESTMENT GRANTS RECEIVED                                                      32,636       33,811       40,481
     PROCEEDS RELATED TO SALE AND DISPOSAL OF PROPERTY AND EQUIPMENT                  2,626          222           70
     INVESTMENTS IN OTHER ASSETS                                                       (702)     (22,098)     (34,290)
     DECREASE (INCREASE) IN DEPOSITS, NET                                                 -       10,500         (456)
     PROCEEDS FROM SALE OF LONG-TERM INVESTMENT                                      38,677            -            -
                                                                                  ---------    ---------    ---------
                  NET CASH USED IN INVESTING ACTIVITIES                             (91,775)    (142,534)    (258,977)
                                                                                  ---------    ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

     PROCEEDS FROM ISSUANCE OF SHARES, NET                                           75,225       24,375       96,751
     PROCEEDS FROM LONG-TERM DEBT                                                    66,000            -      142,000
     PROCEEDS FROM EXERCISE OF SHARE OPTIONS                                            666            -            -
     PROCEEDS ON ACCOUNT OF SHARE CAPITAL                                                 -       16,428            -
     DECREASE IN SHORT-TERM DEBT                                                          -            -      (10,000)
     REPAYMENT OF LONG-TERM DEBT                                                          -      (13,000)      (4,000)
     PROCEEDS FROM LONG-TERM DEBT, NET IN CONNECTION WITH
        RE-BORROWING, NOTE 12A(6)                                                         -      187,000            -
     PROCEEDS FROM SALE OF SECURITIES, NET                                                -            -       21,540
                                                                                  ---------    ---------    ---------
                  NET CASH PROVIDED BY FINANCING ACTIVITIES                         141,891      214,803      246,291
                                                                                  =========    =========    =========
           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                          15,216        4,591      (11,753)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                                        12,448        7,857       19,610
                                                                                  ---------    ---------    ---------

           CASH AND CASH EQUIVALENTS - END OF YEAR                                $  27,664    $  12,448    $   7,857
                                                                                  =========    =========    =========

NON-CASH ACTIVITIES

     INVESTMENTS IN PROPERTY AND EQUIPMENT                                        $  47,675    $  17,160    $  49,419
                                                                                  =========    =========    =========
     STOCK-BASED COMPENSATION RELATED TO
        THE FACILITY AGREEMENT WITH THE BANKS                                                  $   4,205
                                                                                               =========
     INVESTMENTS IN OTHER ASSETS                                                               $   3,153    $   4,304
                                                                                               =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     CASH PAID DURING THE YEAR FOR CAPITALIZED AND EXPENSED INTEREST              $  25,205    $  15,674    $  11,594
                                                                                  =========    =========    =========
     CASH PAID DURING THE YEAR FOR INCOME TAXES                                   $     130    $     239    $     151
                                                                                  =========    =========    =========



 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   DESCRIPTION OF BUSINESS

          Tower Semiconductor Ltd. ("the Company"), incorporated in Israel, commenced operations in March 1993. The Company is an independent wafer foundry dedicated to the manufacture of semiconductor integrated circuits on silicon wafers. The Company manufactures integrated circuits in geometries from 1.0 to 0.35 microns at its 150-millimeter fabrication facility ("Fab 1"), and in 0.18 microns and below at its 200-millimeter fabrication facility ("Fab 2"). As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers.

          The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

          The Company's Ordinary Shares are traded on the Nasdaq National Market and on the Tel-Aviv Stock Exchange.

     B.   ESTABLISHMENT AND OPERATIONS OF NEW FABRICATION FACILITY (FAB 2)

          In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the financial statements, have provided an aggregate of $1,267,000 of financing for Fab 2.

          The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, some of which were amended several times, see Note 12A. For details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see Note 12A.

          During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, and to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technology that had been previously capitalized. For further details concerning the depreciation and amortization of Fab 2 assets, see Note 6A.

     C.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in Israel. See Note 19 for the reconciliation of material differences between GAAP in Israel and in the United States of America.

     A.   PRINCIPLES OF CONSOLIDATION

          The Company's financial statements include the financial statements of the Company and its wholly-owned marketing subsidiary in the United States, after elimination of material inter-company transactions and balances. The effect of the subsidiary's operations on the Company's revenues, net loss and total assets was immaterial for the dates and periods presented.

     B.   CASH AND CASH EQUIVALENTS

          Cash and cash equivalents consist of deposits in banks and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

     C.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

          The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

     D.   INVENTORIES

          Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of weighted moving average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production costs.

     E.   LONG-TERM INVESTMENTS

          Long-term investments in other entities, over whose operating and financial policies the Company does not have the ability to exercise significant influence, are presented at cost.

     F.   PROPERTY AND EQUIPMENT

          (1) Property and equipment are presented at cost, including interest and other capitalizable costs. Capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation. Identifiable incremental direct costs include costs associated with acquiring, constructing, establishing and installing property and equipment (whether performed by others or by the Company); and costs directly related to preproduction test runs of property and equipment that are necessary to get it ready for its intended use. Those costs include payroll and payroll-related costs of employees who devote time and are dedicated solely to the acquiring, constructing, establishing and installing property and equipment. Allocation, when appropriate, of capitalizable incremental direct costs is based on management's estimates and methodologies including time sheet inputs.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     F.   PROPERTY AND EQUIPMENT (cont.)

          (1)  (cont.)

               Cost is presented net of investment grants received or receivable, and less accumulated depreciation and amortization. The accrual for grants receivable is determined based on qualified investments made during the reporting period, provided that the primary criteria for entitlement have been met.

               Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets or terms of the related leases, as follows:

          Prepaid perpetual land lease and buildings                 14-25 years
          Machinery and equipment                                    5 years
          Transportation vehicles                                    7 years

          (2) Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

     G.   OTHER ASSETS

          The cost of Fab 2 technologies presented in other assets includes the technology process cost, internal incremental direct costs, mainly payroll-related costs of employees designated for integrating the technologies in the Company's facilities, and incremental direct costs associated with implementing the technologies until the technologies are ready for their intended use. The costs in relation to Fab 2 technologies are amortized over the expected estimated economic life of the technologies. Amortization phases in commencing on the dates on which each of the Fab 2 manufacturing lines is ready for its intended use, and is based on the straight-line method over a four-year period.

          Deferred financing charges included in other assets in relation to funding the establishment of Fab 2, are being amortized over the lives of the borrowings based on the repayment schedule of such funding (in general, 6 to 8 years). During the establishment period of Fab 2, amortized deferred financing charges were capitalized to property and equipment. Commencing the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use, and in which the initial ramp-up commenced, the deferred financing charges are being amortized to financing expenses, net.

          Impairment examinations and recognition are performed and determined based on the accounting policy outlined in P below.

     H.   CONVERTIBLE DEBENTURES

          Convertible debentures, the conversion of which is not anticipated as of the balance-sheet date, are presented as long-term liabilities based on their terms as of such date, net of discount. See Note 19E for disclosure of convertible debentures in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     I.   INCOME TAXES

          The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated (under applicable law at the time the financial statements are prepared) to be in effect when the deferred taxes are expected to be paid or realized.

          Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences, which will result in deductible amounts in future years and for carryforwards. A valuation allowance against such deferred tax asset is recognized if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     J.   REVENUE RECOGNITION

          Revenues are recognized upon shipment or as services are rendered when title has been transferred, collectibility is reasonably assured and acceptance provisions criteria are satisfied, based on performing electronic, functional and quality tests on the products prior to shipment and customer on-site testing. Such testing reliably demonstrates that the products meet all of the specified criteria prior to formal customer acceptance, and that product performance upon customer on-site testing can reasonably be expected to conform to the specified acceptance provisions. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

     K.   RESEARCH AND DEVELOPMENT

          Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs. The accrual for grants receivable is determined based on the terms of the programs, provided that the criteria for entitlement have been met.

     L.   LOSS PER ORDINARY SHARE

          Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding during each year presented. The calculation includes retroactive effect from the beginning of each year of shares issued upon exercise of options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year, and giving effect to shares issueable from probable Exercise and from probable Conversion. Basic loss per ordinary share is calculated based on loss for the period with the inclusion of imputed interest income on the exercise price of options and warrants exercised or whose Exercise is probable, and of financing expenses in relation to converted debentures or on probable Conversion, as required under Israeli GAAP. See Note 19J for disclosure of loss per share data in accordance with U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     M.   DERIVATIVE FINANCIAL INSTRUMENTS

          The Company, from time to time, enters into foreign exchange agreements (primarily forward contracts and options) as a hedge against non-dollar equipment purchase and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred and capitalized to the cost of equipment or the commitment, while gains and losses subsequent thereto, through the date of agreement expiration, are included in financing income (expense), net.

          In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized on a current basis in accordance with the terms of these agreements, and expensed or capitalized in the same manner as the corresponding interest costs.

          See Note 19C for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

     N.   FUNCTIONAL CURRENCY AND TRANSACTION GAINS AND LOSSES

          The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency. Financing expenses, net in 2004, 2003 and 2002 include net foreign currency transaction losses of $760, $232 and $1,509, respectively.

     O.   STOCK-BASED COMPENSATION

          The Company accounts for employee and director stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES" ("APB 25") and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without a fixed measurement date is remeasured at each balance sheet date. Deferred compensation in respect of awards with graded vesting terms is amortized to compensation expense over the relevant vesting periods. In a manner consistent with FIN 28, the vesting period over which compensation is expensed is determined, based on the straight-line method, separately for each portion of the award as if the grant were a series of awards. See Note 13B(6) for pro forma disclosures required by SFAS 123 and SFAS 148.

          The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "ACCOUNTING FOR STOCK-BASED COMPENSATION" ("SFAS 123") and EITF 96-18: Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The award cost of warrants granted in connection with bank financing is amortized as deferred financing charges over the terms of the loans, in a manner described in paragraph G above. The award cost of warrants granted in connection with the construction of Fab 2, is recorded as depreciation expense over the life of the prepaid perpetual land lease and buildings. The award cost of warrants granted to consultants and a related party in connection with equity transactions is offset against paid-in-capital.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     P.   IMPAIRMENT OF LONG-LIVED ASSETS

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board No.15, "IMPAIRMENT OF ASSETS", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Prior to issuing Standard No. 15 in January 2003, the Company tested the recoverability of its assets based on undiscounted expected cash flows, as applicable by U.S. GAAP, a method that under Standard No. 15 is no longer acceptable.

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB

          (1) SFAS NO. 151 - INVENTORY COSTS, AN AMENDMENT OF ARB NO. 43, CHAPTER 4 - In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is currently assessing the impact of the adoption of this Standard on the Company's financial position and results of operations under U.S. GAAP.

          (2) SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" - In December 2004, the FASB issued SFAS No. 123 (revised 2004) "Share Based Payments" ("SFAS 123(R)"). This Statement is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation", which supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its authoritative interpretations. SFAS 123(R) will be implemented in the U.S. GAAP reconciliation Note. According to Israeli GAAP, accounting for costs associated with share-based payments is not required.

               SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

               SFAS 123(R) eliminates the alternative to use APB 25's intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     Q.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE FASB (cont.)

          (2)  SFAS NO. 123 (REVISED 2004) "SHARE BASED PAYMENTS" (cont.)

               The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

               The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the "modified prospective method" or the "modified retrospective method". Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date. Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

               Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company's future financial position and results of operations in accordance with U.S. GAAP. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

          (3) SFAS 153, EXCHANGE OF NON-MONETARY ASSETS - In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company's financial position and results of operations.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

     R.   RECENT ACCOUNTING PRONOUNCEMENTS BY THE ISRAELI ACCOUNTING STANDARDS
          BOARD

          ACCOUNTING STANDARD NO. 19 "TAXES ON INCOME" - In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Taxes on Income" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing taxes on income in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The adoption of the Standard is not expected to have a material effect on the Company's financial position and results of operations.

NOTE 3 - OTHER RECEIVABLES

          Other receivables consist of the following:

                                                      As of December 31,
                                                      -----------------
                                                       2004       2003
                                                      -------   -------
Government of Israel - investment grants receivable   $ 8,400   $ 8,143
Other government agencies                               2,382     2,655
Others                                                    583       275
                                                      -------   -------
                                                      $11,365   $11,073
                                                      =======   =======

NOTE 4 - INVENTORIES

          Inventories consist of the following (*):

                                          As of December 31,
                                          -------   -------
                                           2004      2003
                                          -------   -------
               Raw materials              $ 9,260   $ 5,736
               Spare parts and supplies     3,950     3,341
               Work in process             10,085     9,520
               Finished goods               2,374       785
                                          -------   -------
                                          $25,669   $19,382
                                          =======   =======

          (*) Net of aggregate write-downs to net realizable value of $2,665 and $1,228 as of December 31, 2004 and 2003, respectively.

NOTE 5 - OTHER LONG-TERM INVESTMENT

     SAIFUN - Based on an agreement between the Company and Saifun Semiconductors Ltd. ("Saifun"), an Israeli company which designs and develops memory designs, the Company invested $6,000 in Saifun's share capital. In December 2004, the Company entered into a definitive agreement to sell all of its holdings in Saifun to a U.S. based private equity investor in consideration for $38,677. In December 2004, shareholders of Saifun exercised their right of first refusal, and accordingly purchased the shares from the Company for the said amount. The agreement provides that the Company may receive additional installments through August 2005, at an amount equal to 10% of the difference by which the price to be determined at a future IPO, exit or merger and acquisition transaction of Saifun, is greater than the price per share under the agreement ($14.00 per share). The net gain from the sale of Saifun's shares amounted to $32,377.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

     A.   COMPOSITION

                                                              As of December 31,
                                                           -----------------------
                                                             2004           2003
                                                           --------       --------
          COST:
          Prepaid perpetual land lease and buildings       $235,632       $225,218
          Machinery and equipment                           688,691        555,989
          Transportation vehicles                             2,989          3,683
                                                           --------       --------
                                                            927,312        784,890
                                                           --------       --------
          ACCUMULATED DEPRECIATION AND AMORTIZATION:
          Prepaid perpetual land lease and buildings         33,960         20,698
          Machinery and equipment                           282,092        193,682
          Transportation vehicles                             1,964          2,098
                                                           --------       --------
                                                            318,016        216,478
                                                           ========       ========
                                                           $609,296       $568,412
                                                           ========       ========

          SUPPLEMENTAL DISCLOSURE RELATING TO COST OF PROPERTY AND EQUIPMENT:


          (1) As of December 31, 2004 and 2003, the cost of property and equipment included costs relating to Fab 2 in the amount of $701,982 and $560,304, respectively. Said amounts are net of investment grants of $158,830 and $126,226, respectively. Depreciation of Fab 2 assets commenced in the third quarter of 2003, in which the building and infrastructures of Fab 2 were substantially completed and became ready for their intended use.

          (2) As of December 31, 2004, the cost of buildings, machinery and equipment was reflected net of investment grants in the aggregate of $262,320 (as of December 31, 2003 - $232,187).

          (3) Cost of property and equipment as of December 31, 2004 and 2003 includes capitalized interest costs in the aggregate of $18,480.

          (4) Following the commencement of Fab 2 operations, in the third quarter of 2003, the Company began to depreciate and amortize Fab 2 property and equipment and other assets, resulting in depreciation and amortization expenses in the cost of sales of $101,729 in 2004 and $37,302 in 2003.

     B.   INVESTMENT GRANTS

          In connection with the formation of the Company, the Investment Center of the Ministry of Industry and Trade of the State of Israel ("Investment Center"), under its "approved enterprise" program, approved an investment program for expenditures on buildings and equipment in Fab 1 in the aggregate amount (as amended) of approximately $96,850. The Company completed its investments under this program, and received final approval from the Investment Center in November 1997.

          In January 1996, an investment program ("1996 program") for expansion of Fab 1 in the aggregate amount (as amended in December 1999 and 2001) of $228,680 was approved by the Investment Center. The approval certificate provides for a benefit track entitling the Company to investment grants at a rate of 34% of the investments included in such certificate made through December 31, 2001. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000. In May 2002, the Company submitted the final report in relation to the 1996 program. As of December 31, 2004, the report has not yet received a final approval from the Investment Center.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (cont.)

     B.   INVESTMENT GRANTS (cont.)

          See Note 12A(8) with respect to the Fab 2 program approved by the Investment Center in December 2000.

          Entitlement to the above grants and other tax benefits is subject to various conditions stipulated by the Investments Law and the regulations promulgated thereunder, as well as the criteria set forth in the certificates of approval. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to secure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all assets of the Company. See also Note 16A.

     C.   For liens see Note 12A(6).

NOTE 7 - OTHER ASSETS, NET

          Other assets consist of the following:

                                                      As of December 31,
                                                   -----------------------
                                                    2004            2003
                                                   --------       --------
              COST:
              In relation to Fab 2:
                  Technologies - Note 12A(2)       $ 90,747       $ 90,747
                  Deferred financing charges         20,915         20,864
                  Other                               3,217          3,661
                                                   --------       --------
                                                    114,879        115,272
                                                   --------       --------
              ACCUMULATED AMORTIZATION:
              In relation to Fab 2 (*):
                  Technologies                       13,797          2,793
                  Deferred financing charges          6,606          3,049
                  Other                                 993            660
                                                   --------       --------
                                                     21,396          6,502
                                                   ========       ========
                                                   $ 93,483       $108,770
                                                   ========       ========

          (*)  For amortization policy, see Note 2G.


NOTE 8 - OTHER CURRENT LIABILITIES

          Other current liabilities consist of the following:

                                                   As of December 31,
                                                 ---------------------
                                                  2004           2003
                                                 -------       -------
Accrued salaries                                 $ 3,902       $ 3,579
Vacation accrual                                   3,509         3,474
Interest payable on convertible debentures         1,208         1,168
Other                                              2,059         1,343
                                                 -------       -------
                                                 $10,678       $ 9,564
                                                 =======       =======


                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 9 - LONG-TERM DEBT

     A.   COMPOSITION:


                                                                             As of December 31,
                                       Effective interest rate as of    ----------------------------
                                             December 31, 2004            2004                 2003
                                             -----------------          --------            --------
                      In U.S. Dollar               6.78%                $172,000            $172,000
                      In U.S. Dollar               5.30%                  40,000              40,000
                      In U.S. Dollar               5.06%                 285,000             219,000
                                                                        --------            --------
                                                                        $497,000            $431,000
                                                                        ========            ========

     B. Loans received under the Facility Agreement bear interest based on the three-month USD Libor rate plus 2.5%, as revised under the amendment to the Facility Agreement described in detail in Note 12A(6). Prior to the closing of this amendment in December 2003, the loans bore interest based on the three-month USD Libor rate plus 1.55%. The effective interest rate as of December 31, 2004 of loans, the amount of which as of such date was $292,000, includes the terms of collar agreements with knock-out and knock-in features described in Note 17A. Interest is payable at the end of each quarter.


     C. For additional information regarding the Facility Agreement, as amended, between the Company and the Banks for financing the construction and equipping of Fab 2, including re-borrowing terms, see
          Note 12A(6).


     D.   REPAYMENT SCHEDULE

          The balance of the long-term debt as of December 31, 2004 is repayable as follows:

2007                           $151,667
2008                            165,667
2009 and thereafter             179,666
                               --------
                               $497,000
                               ========


     E. The agreement with the Company's Banks restricts the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also Note 12A(6)). For further details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see Note 12A(6).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 10 - CONVERTIBLE DEBENTURES

          In January 2002, the Company issued on the Tel-Aviv Stock Exchange, NIS 110,579,800 principal amount of convertible debentures, linked to the Israeli Consumer Price Index ("CPI") (adjusted to the CPI as of December 31, 2004 - NIS 116,821,927, $27,117). The debentures were issued at 96% of their par value, and bear annual interest at the rate of 4.7%, payable in January of each year commencing in January 2003. The principal amount is payable in four installments in January of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41.00 principal amount of the debentures, linked to the CPI (subject to customary adjustments) (adjusted to the CPI as of December 31, 2004 - NIS 43.31, $10.05). The effective rate of interest on the convertible debentures, taking into account the initial proceeds, net of the discount and the related costs of issuance, is 7.26%. For U.S. GAAP purposes, which require taking into account, in addition to the discount and the related issuance costs, amounts attributed to the options described in Note 13E, the effective rate of interest on the convertible debentures is 9.88%.

          Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

          If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

          Pursuant to a covenant in the Facility Agreement, the Company is to deposit at least 20% of the principal amount (net of discounts) of the unconverted debentures in favor of the Banks as security for payment of the amounts the Company owes the Banks. The deposited amounts may be released only as provided in the Facility Agreement, including for payment of interest on the convertible debentures.

          The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

          See Note 19E for disclosure of the accounting treatment of the convertible debentures under U.S. GAAP.

NOTE 11 - OTHER LONG-TERM LIABILITIES

     A.   COMPOSITION

                                                                     As of December 31,
                                                                 ---------------------------
                                                                   2004               2003
                                                                 --------           --------
Net liability for employee
   termination benefits (see B below):
     Gross obligation                                            $ 20,938           $ 19,042
     Amounts funded through deposits to severance
         pay funds and purchase of insurance policies             (16,350)           (14,607)
                                                                 --------           --------
                                                                    4,588              4,435
 Long-term advances (see Note 12B(3))                               5,500              1,500
 Long-term liabilities in respect of license agreements             5,191                 --
 Other                                                                166                 --
                                                                 --------           --------
                                                                 $ 15,445           $  5,935
                                                                 ========           ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 11 - OTHER LONG-TERM LIABILITIES (cont.)

     B.   EMPLOYEE TERMINATION BENEFITS

          Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. This liability is primarily covered by regular deposits made by the Company into recognized severance and pension funds and by insurance policies purchased by the Company. The amounts so funded are not reflected separately on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employee termination benefits in accordance with U.S GAAP, see Note 19B.

          Costs relating to employee termination benefits were approximately $3,836, $2,828 and $2,070 for 2004, 2003 and 2002, respectively.


NOTE 12 - COMMITMENTS AND CONTINGENCIES

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2

          (1)  OVERVIEW

               In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designed to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements, and has completed public and private financing transactions, to provide an aggregate, as of the approval date of the financial statements, of $1,267,000 of financing for Fab 2. The agreements and arrangements include those with technology partners, Wafer Partners, Equity Investors, the Company's Banks, the Government of Israel through the Investment Center and others. The agreements with the Banks and the Investment Center are subject to certain conditions, including the achievement of performance and financing milestones, and the securing of additional required financing. The Company has also entered into agreements for the design and construction of Fab 2, for equipping Fab 2 and for the transfer to the Company of process technologies to produce wafers in Fab 2.

               Through December 31, 2004, the Company has invested in the Fab 2 project an aggregate of approximately $1,185,000. Through such date, the Wafer Partners, Equity Investor and technology partners had invested in the Company through committed agreements an aggregate of $306,823 ($47,246 of which was established as long-term customers' advances); the Banks had made long-term loans in the aggregate of $497,000; and the Investment Center granted the Company an aggregate of $150,647. In addition, through December 31, 2004, the Company has raised $209,858 from other financial sources.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)


NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (1)  OVERVIEW (cont.)

               During the third quarter of 2003, in which Fab 2's construction was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the
               0.18 micron process technology. With the commencement of Fab 2 operations, the majority of the ongoing direct costs related to the construction and equipping of Fab 2 and to the transfer of the Fab 2 technologies that previously had been capitalized, are no longer capitalizable. Depreciation and amortization of Fab 2 assets in 2004 and 2003 amounted to $108,542 and $39,625, respectively (see also Note 6A).

               The construction and equipping of Fab 2 is a substantial project, which requires extensive management involvement as well as a timely coordination of the activities of many participants. In addition, this project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2; achieving certain operational milestones and complying with various conditions and covenants in order to receive the additional funds committed by the Investment Center, as well as those provided by the Facility Agreement with the Banks, which establishes significant conditions and covenants under the Facility Agreement; and completing the complex processes of transferring from Freescale (formerly Motorola) the manufacturing technologies to be used at Fab 2 and development of new technologies.

               According to the Facility Agreement with the Banks, raising certain required additional funding by the dates specified, achieving the milestones as scheduled, as well as complying with all the conditions and covenants stipulated in that agreement and in the Approval Certificate from the Investment Center, are material provisions for providing the Company with the required financing. For details concerning non-compliance with certain of the financial ratios and covenants under the Facility Agreement as of December 31, 2004; and a letter agreement signed between the Company and the Banks prior to the approval date of the financial statements, in connection with a waiver of certain of the financial ratios and covenants for the fourth quarter of 2004 and revised financial ratios and covenants for 2005, see paragraph A(6) below.

          (2)  TECHNOLOGY TRANSFER AGREEMENTS

               TOSHIBA - In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provides for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies installed in Fab 2 including related technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance. The transfer of the technology was substantially completed during the first half of 2003. Under the Toshiba agreement, the Company agreed, subject to certain conditions, to reserve for Toshiba a certain portion of Fab 2 wafer manufacturing capacity for a period ending in December 2005.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (2)  TECHNOLOGY TRANSFER AGREEMENTS (cont.)

               FREESCALE (FORMERLY MOTOROLA) - In September 2002, the Company entered into a non-exclusive technology transfer, development and licensing agreement with Motorola, a U.S. corporation, which was subsequently assigned to Freescale ("Freescale"). This agreement provides for the transfer by Freescale to the Company of existing and newly developed versions of advanced semiconductor manufacturing process technologies to be installed in Fab 2, and for the provision by Freescale of related technology transfer assistance, in exchange for certain fees for patent and other intellectual property licenses, technology transfer and development, technical assistance and ongoing royalties based on sales of products to be manufactured in Fab 2 with the transferred technology. Subject to prior termination for cause by Freescale, the licenses under the agreement are perpetual.

          (3)  WAFER PARTNER AGREEMENTS

               During 2000, the Company entered into various share purchase agreements ("Wafer Partner Agreements") with SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the "Wafer Partners"; excluding QuickLogic, the "primary Wafer Partners") to partially finance the construction and equipping of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase Ordinary Shares of the Company. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion, and collectively approximately 50%, of Fab 2 wafer manufacturing capacity for a period of 10 years ending January 2011.

               Through December 31, 2004, the Wafer Partners invested in the Company, based on the Wafer Partner Agreements, an aggregate of $246,823, of which $199,577, was credited as paid in capital and $47,246, was established as long-term customers' advances which may be, subject to the terms and conditions stipulated in the Wafer Partner Agreements utilized as credit against purchases to be made by the Wafer Partners, or converted into paid-in-capital. Through December 31, 2004, the Wafer Partners were issued an aggregate of 26,242,875 Ordinary Shares at an average price per share of $7.63, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment.

               In December 2003, the primary Wafer Partners made their final committed investment of $13,201. Said amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 19F.

               For additional investments made by the Wafer Partners in connection with a rights offering, see Note 13F.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (4)  EQUITY INVESTOR AGREEMENTS

               Through December 31, 2004, The Israel Corporation ("TIC"), the principal shareholder of the Company, and Challenge Fund-Edgar II LP, a Delaware limited partnership ("Challenge") (all together, "Equity Investors") invested in the Company, an aggregate of $55,000 for the purchase of an aggregate of 7,419,835 Ordinary Shares of the Company at an average price per share of $7.41, which was determined based on the average closing sale price of the Company's Ordinary Shares for the 15-30 trading days prior to making any investment. Said amount includes $3,227 the Equity Investors made in December 2003 as their final committed investment. The $3,227 amount is presented on the face of the balance sheet as of December 31, 2003 as proceeds on account of share capital. For the classification of that amount under U.S. GAAP, see Note 19F. The investments of TIC and Challenge were made in accordance with share purchase agreements the Company entered into with them in December 2000 and February 2001, respectively.

               In 2002, Ontario Teachers' Pension Plan ("OTPP") invested in the Company's equity $15,000 in consideration for 3,000,000 Ordinary Shares of the Company for $5.00 per share, and a warrant to purchase an additional 1,350,000 Ordinary Shares of the Company. The warrant is exercisable for a four-year period ending in October 2006, at an exercise price of $7.50 per share (subject to customary adjustments).

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS

               Pursuant to the primary Wafer Partner Agreements, as amended, the primary Wafer Partners are entitled to convert an aggregate of up to $13,201 of the unutilized long-term customers' advances, which they may have as of December 31, 2005, into fully-paid Ordinary Shares of the Company. The number of shares to be issued shall be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days prior to December 31, 2005. The option is exercisable during January 2006. In case such conversion occurs and the amount of shares issued is equivalent to or greater than 5% of the Company's outstanding share capital as of the conversion date, the Company has undertaken to offer to all of its other shareholders rights to purchase shares of the Company at the same price per share.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (5) AMENDMENTS TO THE PRIMARY WAFER PARTNER AND EQUITY INVESTOR AGREEMENTS (cont.)

               Pursuant to the primary Wafer Partner Agreements, as amended, each of the primary Wafer Partners has an option to convert, at the end of each calendar quarter in 2004-2006, that portion of the long-term customers' advances which it is entitled to utilize, based upon purchases made by such primary Wafer Partner during that quarter, into fully-paid Ordinary Shares of the Company. The number of shares is to be determined based on the average closing sale price of the Company's Ordinary Shares for the 15 trading days preceding the end of each quarter. Accordingly, during 2004, one of the primary Wafer Partners converted an aggregate of $539 of long-term customer advances into 117,163 fully paid Ordinary Shares of the Company, at an average share price of $4.59 per share. Any quarterly amount, which the primary Wafer Partners have elected not to so convert, will not be utilizable against purchases made subsequent to that quarter, and shall bear interest, payable at the end of each quarter, at an annual rate equal to the three-month LIBOR plus 2.5% through December 31, 2007. The aggregate principal of the unconverted long-term customers' advances, which could have been utilized against purchases and which the primary Wafer Partners elected not to convert into fully-paid Ordinary Shares of the Company, shall be fully repaid on December 31, 2007. Other than as described above in this paragraph and the preceding paragraph, each of the primary Wafer Partners agreed that long-term customer's advances could not be utilized before December 31, 2006. Following December 31, 2006, the remaining long-term customer advances may be utilized as credits against purchases to be made.

          (6)  FACILITY AGREEMENT

               In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks ("Banks") entitling the Company to borrow an aggregate, as amended in January 2002, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). Of that amount, as of December 31, 2004, the Company withdrew an aggregate of $497,000. The loans bear interest at a rate of Libor plus 2.5% per annum payable at the end of each quarter (prior to the November 2003 amendment, described below, the loans bore interest at a rate of Libor plus 1.55% per annum). The loans are subject to certain prepayment provisions. Unused amounts under the Facility Agreement were subject to a quarterly commitment fee of 0.25% per annum. In accordance with the terms of the Facility Agreement, as of December 31, 2004 the Company may no longer borrow thereunder.

               Loans in the amount of $431,000 received by the Company through December 31, 2003, were repaid on December 31, 2003 and, concurrently, an equivalent amount was drawn down on such date at an equivalent amount to be repaid in 12 equal consecutive quarterly installments commencing on March 31, 2007 (the net amount of long-term loans the Company received in 2003 in connection with the abovementioned re-borrowing was $187,000). Loans in the amount of $66,000 drawn down during 2004 are repayable in 12 equal consecutive quarterly installments, commencing three years from the draw down date of each loan, which in no case shall be after the maturity date of the Facility Agreement. For further details regarding loans drawn down under the Facility Agreement, see Note 9.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               Under the Facility Agreement and the terms of the Company's long-term loans as of December 31, 2004, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets. If, as a result of any default under the Facility Agreement, the Banks were to accelerate the Company's obligations, the Company would be obligated to immediately repay all loans made by the Banks, plus penalties, and the Banks would be entitled to exercise the remedies available to them under the Facility Agreement, including enforcement of the liens against the Company's assets.

               In November 2003, the Company and its Banks entered into an amendment to the Facility Agreement. The amendment was based, among other things, on an updated plan for the construction and equipping Fab 2 submitted to the Banks, and was approved by the Company's shareholders' meeting held in December 2003. Pursuant to the amendment, the Banks waived all noncompliance or breach of covenants by the Company prior to the date of amendment. The amendment further revised and updated the covenants under the Facility Agreement according to which the Company is obligated to comply with certain operational and financial ratios, primarily total shareholders' equity to total assets, quarterly and annual EBITDA, sales and production capacity milestones.

               As of December 31, 2004, due mainly to the recent and current slow-down in the semiconductor markets, the Company was not in compliance with certain of the financial ratios and covenants stipulated in the Facility Agreement. The Company has recently prepared an updated working-plan for 2005 for Fab 2, which is based on prevailing and the Company's forecast of market conditions and requested its Banks to agree to amend the financial ratios and covenants in order to align them with the updated Fab 2 working-plan for 2005. Prior to the approval date of the financial statements, the Company and its Banks signed a waiver letter agreement according to which the Banks waived the Company's non-compliance with certain financial ratios and covenants for the fourth quarter of 2004. The agreement signed also amended certain of the financial ratios and covenants the Company is to comply with during 2005.

               According to the amended Facility Agreement with the Banks, the Company is to raise from specified financial sources an aggregate of $79,000 by December 2004, an aggregate of $115,500 by June 2005 and an aggregate of $152,000 by December 2005. As of December 31, 2004, the Company fully satisfied the December 2004 and June 2005 fund raising milestones. Accordingly, as of such date, the Company's remaining obligation to raise financings from specified financial sources is $28,300 to be raised by December 31, 2005.

               The Facility Agreement provides that should the Company fail to meet the above fundraising obligations towards the remaining $28,300 by December 31, 2005, the Banks will have the option to demand that the Company consummate within three months from the failing raising date a rights offering of convertible debentures and warrants to purchase the Company's Ordinary Shares to raise the missing amount towards the required funding, all in accordance with the terms prescribed in the Facility Agreement.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               The Israel Corporation Ltd. ("TIC"), the current major shareholder of the Company, has undertaken to the Banks to exercise all of the rights it receives in the rights offering. In addition, as part of TIC's undertaking, it agreed to purchase from the Company additional securities in a private placement on the same terms as the rights offering, in an amount equal to 50/93 of the difference between the amount the Company was to raise in the rights offering and the amount raised from shareholders other than TIC, less any amounts actually invested in the rights offering by TIC in connection with the exercise of its own rights. As a result of the Company satisfying certain of its fund raising milestones, TIC's undertaking to the Banks as of December 31, 2004 is limited to an aggregate of $15,215. If certain of the Company's shareholders participate in the above investment, then their investment will be deemed to be investments made by TIC towards the $15,215 commitment. In the event that the rights offering cannot be completed, TIC has undertaken to purchase from the Company in a private placement 50/93 of the amount the Company was to raise in the rights offering.

               TIC's undertaking and the Company's obligation to consummate a rights offering expires on the earlier of: (i) such time that the Company will fulfill the fundraising obligation to raise an aggregate of $28,300 as described above; (ii) such time as TIC has invested an aggregate amount of $15,215 as described above; or (iii) June 30, 2006.

               Following the receipt of the above described investments from TIC, the Banks will permit the Company to draw additional funds under the Facility Agreement at a ratio of $43 for every $50 invested, up to $13,085 in the aggregate. Any drawn loan will be repayable by December 2007. Should the Company draw down loans from this additional amount, the Banks will be issued 30% warrant coverage of the amount drawn down, based on the average closing price of the Company's Ordinary Shares during the 15 consecutive trading days prior to the time the Company draws down such loans.

               For further details regarding 1,296,596 warrants issued to the Banks in connection with the Facility Agreement, see Note 13B(5)(a).

               For further details regarding 58,906 warrants issued to TIC in connection with its undertaking described above, and additional warrants issuable to TIC in the event the undertaking is realized, see Note 13B(5)(b).

               The Company has agreed to indemnify TIC for any liabilities it incurs with respect to these arrangements, subject to making any investment under its undertaking, up to a maximum of $100,000 as follows: up to $25,000 in cash and any amount exceeding such $25,000 limit will earn interest at LIBOR plus 2.5% and will be paid on the same terms that the Company repays its loans to the Banks.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (6)  FACILITY AGREEMENT (cont.)

               Following certain bankruptcy related events, the Banks will be able to bring a firm offer made by a potential investor to purchase the Company's ordinary shares ("the Offer") at a price provided in the Offer. In such case, the Company shall be required thereafter to procure a rights offering to invest up to 60% of the amount of the Offer on the same terms. If the offeror intends to purchase a majority of the Company's outstanding share capital, the rights offering will be limited to allow for this, unless TIC and the primary Wafer Partners agree to exercise in a rights offering rights applicable to their shareholdings and agree to purchase in a private placement enough shares to ensure that the full amount of the Offer is invested.

          (7)  FAB 2 CONSTRUCTION AGREEMENT

               In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of Fab 2 in consideration of approximately $200,000 to be paid according to certain performance milestones stipulated in the agreement. As of December 31, 2004, approximately $190,000 of that amount had already been paid by the Company.

          (8)  APPROVED ENTERPRISE STATUS

               In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provides for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $150,647 has been already received from the Investment Center. The remaining grants are to be made in accordance with a timetable set forth in the approval certificate for the program and are subject to the described below.

               Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 may be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2, prevailing market conditions and slower than planned ramp-up, as of December 31, 2004, the Company completed approximately 70% of the investments under the approved enterprise program. According to the original terms of the program, had the Company completed as of December 31, 2004 80% of the total investments under the approved enterprise program, then the overall investment period would have been automatically expanded through December 31, 2005. Currently, the Company does not expect to complete Fab 2 investments by the end of 2005. Accordingly, and as a result of the Company's actual investments lagging behind the original terms of the program, the Company notified the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping Fab 2. Such plan includes, among other matters, a reduced rate of annual investments and lower than projected expectations for Fab 2 sales. In July 2004, the Company received from the Investment Center an approval to the revised investment schedule. As of December 31, 2004, the Company was in compliance with the revised investment schedule.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     A.   COMMITMENTS AND CONTINGENCIES RELATING TO FAB 2 (cont.)

          (8)  APPROVED ENTERPRISE STATUS (cont.)

               While Israeli law currently limits the investment period to five years (that is, through December 31, 2005), the Company's management estimates, based on discussions held with the Investment Center, that it is probable that satisfactory arrangements will be made with the Investment Center to allow for the extension of the investment period beyond the five-year period (see also Note 16A).

          (9)  AGREEMENT WITH THE ILA

               In November 2000, the Company entered into a development agreement with the Israel Land Administration ("ILA") with respect to a parcel of land on which Fab 2 was constructed. Following the completion of the construction of Fab 2 on the land, in June 2003, the Company entered into a long-term lease agreement with the ILA for a period ending in 2049. The lease payments through 2049 relating to this lease have been paid in advance.

          (10) HEDGING ACTIVITIES

               For hedging transactions and agreements the Company has entered into, see Note 17C.

          (11) OTHER AGREEMENTS

               Through December 31, 2004 the Company had entered into several additional agreements related mainly to the construction, equipping and transfer of technology for Fab 2. The Company's aggregate commitment in connection with these agreements which were not supplied or rendered as of such date, including the Fab 2 construction agreement described in paragraph (7) above, amounted to $32,797.

     B.   LICENSE AGREEMENTS

          (1) In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a non-exclusive license under the other's patents. The Company agreed to pay an annual royalty through July 2005. The licenses terminate on December 31, 2005.

          (2) In December 2001, the Company and DSP Group Ltd. ("DSPG") entered into a license agreement, pursuant to which DSPG granted the Company a personal, non-exclusive, nontransferable license to use certain technology in the Company's products, in exchange for license fee and ongoing royalties to be paid by either the Company or its customers based on sales of products manufactured in Fab 2 based on the technology. In addition, the agreement provides for technical support by DSPG in connection with using the technology. The license terminates on December 31, 2007.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     B.   LICENSE AGREEMENTS (cont.)

          (3) In May 2002, the Company entered into a joint development and royalty-free, non-exclusive cross-license agreement with a Japanese semiconductor manufacturer corporation, for the joint development of certain technology to be used by the Company in its Fab 2 and by the Japanese manufacturer in its facilities. The agreement calls for certain amounts to be paid by the Japanese manufacturer to the Company following the signing of the agreement and subject to achievement of certain milestones, through a period ending 2005. Pursuant to the agreement, the Japanese manufacturer may allocate, subject to certain conditions stipulated in the agreement, part or all of the second half of the total amounts paid by it to the Company as long-term customer advances to be utilized against future purchases made by the Japanese manufacturer through 2007. Sales for 2004 and 2002 included $1,944 and $8,056 revenues in relation to this agreement, respectively. See also Note 11A.

          (4) The Company from time to time enters into intellectual property and licensing agreements with third parties, the effect of each of them on the Company's total assets and results of operations is immaterial. Certain of these agreements call for royalties to be paid by the Company to these third parties. See also paragraph F(2) below.

     C.   LEASES

          (1) The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Ha'emek, in the northern part of Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

          (2) With respect to a long-term lease agreement of land on which Fab 2 was constructed, see paragraph A(9) above.

          (3) The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2004.

     D.   PURCHASE AGREEMENTS

          The Company from time to time enters into long-term purchase agreements with customers. Pursuant to such agreements, the Company is committed to sell, and the customer is committed to purchase (subject to reductions in certain circumstances), a specific monthly output derived from the start of processing of silicon wafers at prices which are stipulated in the agreements and are subject to periodic re-negotiations. From commencement of the Company's operations through December 31, 2004, a substantial portion of the Company's production has been sold under such agreements. For purchase agreements with related parties, see paragraph A(3) above.

     E.   PROFIT SHARING PLAN

          The Company maintains an employee profit sharing plan. No amounts were provided for under this plan for periods presented in these financial statements, since the Company did not record profits for these periods.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     F.   OTHER PRINCIPAL AGREEMENTS

          (1) MACRONIX - In December 2000, the Company and Macronix entered into an agreement according to which the Company waived in favor of Macronix certain exclusive semiconductor manufacturing rights it received from Saifun.

          (2) SAIFUN - Pursuant to an agreement between the Company and Saifun signed in October 1997, the Company has certain exclusive semiconductor manufacturing rights for certain licensed technology. The agreement also sets certain limitations on Saifun regarding future licensing of such technology (see (1) above). Pursuant to certain provisions of the agreement, the Company and Saifun are obligated, under certain circumstances, to pay each other royalties. For royalty amounts received and payable by the Company under the agreement, see Note 18B. The agreement terminates in October 2007, unless terminated earlier for cause.

          (3) SILICONIX - In May 2004, the Company and chip maker Siliconix incorporated ("Siliconix"), an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three-year period commencing after the completion of the transfer of Siliconix's technology to Fab 1, which is expected to be completed during the first half of 2005. According to the agreement, in August 2004 Siliconix advanced the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix's orders. The advanced amount will be credited towards the purchase price of wafers. The unused remaining balance of the $20,000 ($14,068 as of December 31, 2004) is included in designated cash and short-term interest-bearing deposits in the balance sheet. The Company registered liens in favor of Siliconix on equipment purchased in connection with the transaction.

          (4) OTHER - The Company, from time to time in the normal course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company.

     G.   ENVIRONMENTAL AFFAIRS

          The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits and licenses are required for the operations of the Company's facilities and these permits and licenses are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations, permits and licenses. The Company's current business license requires that its manufacturing facilities achieve a maximum fluoride level of 6 parts per million (PPM) in their wastewater. Under the terms of the license, Fab 1 is permitted to achieve a maximum fluoride level of 8 PPM, subject to the submission of certain documents to the environmental authorities. The Company filed with the authorities the required documents and accordingly Fab 1's current fluoride level is in compliance with the terms of the license.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 12 - COMMITMENTS AND CONTINGENCIES (cont.)

     H.   CLASS ACTION

          In August 2004, the United States District Court dismissed the class action filed in July 2003 by certain of the Company's shareholders in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors ("the Defendants"). The plaintiffs had asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. In December 2004, one of the lead plaintiffs filed an appeal of the decision dismissing the complaint. The Company believes that the complaint is without merit and is vigorously contesting it.

     I.   AMENDMENT TO ISRAELI BANKING REGULATIONS

          Pursuant to a amendment to a directive published by the Israel Supervisor of Banks, which became effective on March 31, 2004, the Company may be deemed part of a group of borrowers comprised of the Ofer Brothers Group, The Israel Corporation (the latter being currently the major shareholder of the Company), and other companies which are also included in such group of borrowers pursuant to the directive, including companies under the control or deemed control of these entities. The directive provides that an entity will be subject to limitations on the amount of bank financing available to it if such entity is included within a group of borrowers, to which the amount of debt financing that has been extended from such bank amounts to 30% of such bank's capital, or is a member of one of the bank's six largest borrowers or groups of borrowers to which, collectively, the amount of debt financing that has been extended from that bank amounts to 150% of such bank's capital (gradually reduced to 135% between April 2005 and June 2006). The directive also provides that a bank cannot extend debt financing to any single borrower in amounts that exceed 15% of such bank's capital. If any of the Company's Banks exceed these limitations, it may require that the Company return some or all of the Company's outstanding borrowings ($497,000 as of December 31, 2004) and may limit the Company's ability to borrow additional funds in the future.

     J.   STAMP DUTY

          In October 2004, the Company has been approached by Israeli Tax Authorities with a request to provide certain information relating the stamping of commercial documents in Israel. This request was also sent to other Israeli public companies and other entities, which oppose such request by arguing it contradicts the common practice in Israel. Management estimates that the Company's exposure, if any, in connection with this request is not expected to have a material effect on the Company's financial position and results of operations.

     K.   OTHER COMMITMENTS

          Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY

     A.   DESCRIPTION OF ORDINARY SHARES

          As of December 31, 2004 and 2003, the Company had 250,000,000 and 150,000,000 authorized par value NIS 1.00 Ordinary Shares, respectively, of which 65,699,796 and 51,696,097, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of December 31, 2004, there were 9,858,236 Ordinary Shares of the Company contingently issuable. This amount includes Ordinary Shares to be issued under various agreements according to their provisions as of December 31, 2004 related to Fab 2 Wafer Partners and Equity Investors warrants, the exercise of all options granted and issued to non-employees and the conversion of all the convertible debentures.

          Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

     B.   SHARE OPTION PLANS

          (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS

               (A) GENERAL - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1994. The particular provisions of each plan and grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equals to not less than 85% of the market value of the Ordinary Shares at the date of grant (in mostly all cases, at an exercise price equal to the market value of the underlying shares at the date of grant); vest over a three to four-year period according to various vesting schedules; and are not exercisable beyond ten years from the grant date under each plan.

               (B)  OPTIONS TO THE COMPANY'S CHAIRMAN OF THE BOARD OF DIRECTORS
                    - In March 2003, the Board of Directors of the Company approved a share option plan, which was approved by the Company's shareholders in May 2003, pursuant to which the Company's Chairman of the Board of Directors ("Chairman") is entitled to receive the right to purchase up to 1,043,000 Ordinary Shares of the Company at an exercise price of $2.983, an exercise price which is higher than the Company's share price at the date of the approval by the Board of Directors, and is equivalent to the average closing trading price for the Company's Ordinary Shares during the 30 consecutive trading days preceding the date of board approval of the amendment to the Fab 2 investment agreements described in Note 12A(5) above. Options granted under the plan vest over a five-year period according to various vesting schedules. The vesting of the options is subject to the Chairman's serving as the Chairman or as the Company's Chief Executive Officer or President on the relevant vesting dates. The options granted are exercisable for a period of five years from the date on which the options vest.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (1)  EMPLOYEE AND DIRECTOR SHARE OPTIONS (cont.)

               (C) OPTIONS GRANTED TO DIRECTORS - During 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved a stock option plan pursuant to which the Company's directors will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price equal to the market price of the Company's shares on the grant dates. As of December 31, 2004 and 2003, 240,000 and 280,000 options were outstanding under the plan, respectively, with weighted average exercise price of $8.41 and $8.48, respectively. Options granted under the plan vest over a four-year period according to various vesting schedules, and generally may not be exercised beyond five years from the date they first become exercisable.

                    In addition, during 2000 and 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved the grant to a director of the Company options to purchase up to 50,000 and 21,500 Ordinary Shares, respectively, of the Company at an exercise price of $20.00 and $10.75, respectively, per share, the market price of the Company's shares on the dates of grant. The options may be exercised for a period of three years from the date on which they have become vested. As of December 31, 2004, all the options are vested.

               (D) OPTIONS GRANTED TO FORMER CO-CEOS IN OCTOBER 1998 AND MAY 2001 - In October 1998 and May 2001, the Board of Directors of the Company approved share option plans pursuant to which each of the Company's two former Co-Chief Executive Officers was granted the right to purchase up to 300,000 and 100,000, respectively, Ordinary Shares of the Company at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. In the framework of the retirement of the former Co-Chief Executive Officers in May 2003, based on their retirement provisions as stipulated in the agreements, the 300,000 options are available for exercise through April 2007. As of December 31, 2004, there were 705,000 options exercisable by the former Co-Chief Executive Officers.

               (E) OPTIONS AVAILABLE FOR GRANT - Under a provision approved in September 2000, as amended in December 2003, by the Company's Board of Directors, on January 1 of each year commencing 2001 and ending 2003 and on each year commencing November 1, 2003 and November 1, 2004, the total number of options available for grant under all the Company's employee share option plans is to be increased by an amount equal to certain percentage of the outstanding Ordinary Shares of the Company on each such dates, provided that the maximum number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the outstanding Ordinary Shares of the Company. The percentage of the outstanding Ordinary Shares of the Company added for the years 2001, 2002 and 2003 was 4%, and for the years 2004 and 2005 - 3.6%. Accordingly, as of December 31, 2004, an aggregate of 2,365,193 options were added to the Company's share option plans. An aggregate of 811,675 options had not yet been designated for identified employees, and are accordingly available for grant under the general terms described in paragraph (a) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (2) SUMMARY OF THE STATUS OF ALL THE COMPANY'S EMPLOYEE AND DIRECTOR SHARE OPTIONS

               A summary of the status of all the Company's employee and director share option plans as of December 31, 2004, 2003 and 2002, as well as changes during each of the years then ended, is presented below (for options granted to the Banks, a related party and a consultant, see paragraph B(5) below):

                                      2004                              2003                           2002
                           --------------------------          ---------------------          ----------------------
                                              Weighted                       Weighted                        Weighted
                              Number           Average         Number         Average         Number         Average
                             of Share         Exercise        of Share       Exercise        of Share        Exercise
                              Options           Price          Options         Price          Options          Price
                           -------------        -----          -------         -----          -------          -----
Outstanding as of
    beginning of year         6,842,442        $ 7.93         4,247,898        $10.79         3,717,770        $11.94
Granted                       4,364,954          2.69         3,118,742          4.10           905,724          5.82
Exercised                       (95,250)         7.00                --                              --
Terminated                           --                              --                              --
Forfeited                      (899,226)         7.89          (524,199)         8.25          (375,596)        10.27
                            -----------                     -----------                     -----------
Outstanding as of
    end of year              10,212,920          5.71         6,842,441          7.93         4,247,898         10.79
                            ===========                     ===========                     ===========
Options exercisable
   as of end of year          3,010,870         10.78         2,008,674         11.60         1,299,531         10.49
                            ===========                     ===========                     ===========

          (3)  SUMMARY OF INFORMATION ABOUT EMPLOYEE SHARE OPTIONS OUTSTANDING

               The following table summarizes information about employee share options outstanding as of December 31, 2004:

                                                                    Exercisable as of
             Outstanding as of December 31, 2004                    December 31, 2004
   --------------------------------------------------------  ------------------------------
                                Weighted
   Range                        Average         Weighted
of Exercise      Number        Remaining        Average         Number       Weighted Average
   Prices      Outstanding  Contractual Life  Exercise Price  Exercisable     Exercise Price
   ------      -----------  ----------------  --------------  -----------     --------------
                               (in years)
2.05-3.96       5,234,304         9.20            2.67             9,497           3.51
4.42-4.92       1,290,237         8.38            4.43           349,856           4.43
5.00-5.96         148,700         8.06            5.27            47,808           5.37
6.00-6.99         853,856         7.48            6.13           271,613           6.08
7.00-7.99         621,000         2.12            7.04           615,541           7.03
8.06-8.99         465,918         3.39            8.56           413,250           8.52
9.06-9.81          48,013         0.54            9.21            48,013           9.21
10.00-10.89       725,887         6.01           10.42           505,291          10.42
11.81             200,000         6.41           11.81           133,332          11.81
12.13-13.00        52,125         4.24           12.56            43,789          12.63
14.25-17.19        30,750         5.29           15.79            30,750          15.79
18.75              76,500         4.12           18.75            76,500          18.75
20.00-25.00       465,630         4.99           24.39           465,630          24.39
               ----------                                     ----------
               10,212,920         7.65            5.71         3,010,870          10.78
               ==========                                     ==========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (4) WEIGHTED AVERAGE GRANT-DATE FAIR VALUE OF OPTIONS GRANTED TO EMPLOYEES

               The weighted average grant-date fair value of the options granted during 2004, 2003 and 2002 to employees and directors amounted to $1.53, $2.18 and $2.83 per option, respectively. The Company utilized the Black-Scholes option-pricing model to estimate fair value, utilizing the following assumptions for the years 2004, 2003 and 2002 (all in weighted averages):

                                                     2004                 2003                 2002
                                                     ----                 ----                 ----
              Risk-free interest rate             2.84%-3.88%          2.88%-3.22%             2.80%
              Expected life of options             4.5 years           4.75 years           4.82 years
              Expected annual volatility            65%-82%              55%-74%                56%
              Expected dividend yield                None                 None                 None

          (5)  NON-EMPLOYEE WARRANTS

               (A) BANKS - As of December 31, 2004, the Company granted the Banks an aggregate of 1,296,596 warrants to purchase Ordinary Shares of the Company, at an average exercise price of $6.18 per share, at terms described below, all of which were outstanding as of such date:

                    WARRANTS ISSUED IN JANUARY 2001 - In January 2001, as part of the Facility Agreement described in Note 12A(6), the Banks received an aggregate of 400,000 warrants to purchase Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of December 31, 2004, all of these warrants were fully vested. The warrants are exercisable for a five-year period ending January 2006.

                    In lieu of paying the exercise price in cash as described below, the Banks are entitled to exercise the warrants on a "cashless" basis, i.e. by forfeiting all or part of the warrants in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the warrants forfeited less the aggregate exercise price.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $5,466. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                    WARRANTS GRANTED IN DECEMBER 2003 - In December 2003, as part of the amendment to the Facility Agreement described in
                    Note 12A(6), the Banks received an aggregate of 896,596 warrants to purchase Ordinary Shares of the Company (448,298 each) at an exercise price of $6.17 per share, the 15 day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 12A(6) was signed. As of December 31, 2004, all of the warrants are fully vested. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants issued to the Banks, determined based on the fair value at the grant and amendment dates in accordance with SFAS 123, amounted to a total of $3,946. Such amount is amortized as deferred financing charges over the terms of the loans under the Facility Agreement.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (5)  NON-EMPLOYEE WARRANTS (cont.)

               (A)  BANKS (cont.)

                    WARRANTS TO BE GRANTED TO THE BANKS - In the event the Banks increase the loans available to be drawn down by the Company under the Facility Agreement, as described in Note 12A(6), the Company will issue the Banks additional five-year warrants equivalent to 30% of the amount drawn down based on the average closing price of the Company's Ordinary Shares during the 15 trading days prior to the time the Company draws down such loans. As of December 31, 2004, no warrants were issued under this commitment.

               (B) WARRANTS GRANTED TO A RELATED PARTY - In consideration for TIC's undertaking described in Note 12A(6), the Company issued TIC warrants for the purchase of 58,906 of the Company's Ordinary Shares. The exercise price for the warrants is $6.17 per share, the 15-day average closing price of the Company's Ordinary Shares prior to the date the amendment with the Banks described in Note 12A(6) was signed. As of December 31, 2004, all of the warrants are fully vested and none of them was exercised. The warrants are exercisable for a five-year period ending December 2008.

                    The cost of the warrants award granted to TIC, determined based on the fair value at the grant date in accordance with SFAS 123, amounted to a total of $259. Such amount was allocated to other assets as deferred financing charges and is amortized as financing expense over the terms of the loans under the Facility Agreement with the Banks.

                    In addition, in the framework of TIC's undertaking described in Note 12A(6), the Company undertook to issue additional warrants to TIC as a subscription fee which will be 5% of the total amount of money invested by TIC in case the TIC's undertaking is realized in consideration for all of the unsubscribed rights that it actually purchases. The exercise price of these warrants shall be the 15-day average closing price of the Company's Ordinary Shares prior to the date of the rights offering prospectus, and they shall expire five years from their date of issuance.

               (C)  WARRANTS ISSUED TO OTPP - See Note 12A(4).

               The Company utilized the Black-Scholes option pricing model to estimate fair values of options and warrants granted to non-employees, utilizing the assumptions similar to those presented in paragraph B(4) above.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     B.   SHARE OPTION PLANS (cont.)

          (6)  PRO FORMA LOSS PER SHARE ACCORDING TO SFAS 123 AND SFAS 148

               Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for all awards made through December 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss per share would have been as follows:


                                           2004                 2003               2002
                                         ---------           ---------           ---------
PRO FORMA LOSS
Loss for the year, as reported           $(137,768)          $(114,261)          $ (51,402)
Less - stock-based compensation
      determined under APB 25                   --                  27                 142
Add - stock-based compensation
      determined under SFAS 123             (3,980)             (8,437)             (7,476)
                                         ---------           ---------           ---------
 Pro forma loss                          $(141,748)          $(122,671)          $ (58,736)
                                         =========           =========           =========

BASIC LOSS PER SHARE

As reported                              $   (2.13)          $   (2.40)          $   (1.63)
                                         =========           =========           =========
Pro forma                                $   (2.19)          $   (2.57)          $   (1.87)
                                         =========           =========           =========


     C.   TREASURY STOCK

          During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares of the Company to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

     D.   DIVIDEND DISTRIBUTIONS

          According to the Facility Agreement, as amended (Note 12A(6)), the Company undertook not to distribute any dividends prior to January 1, 2008. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement, mainly the prior approval of the Banks.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

     E.   SALE OF SECURITIES

          In January 2002, the Company issued on the Tel Aviv Stock Exchange, Israel NIS 110,579,800 principal amount of convertible debentures, under terms described in Note 10. Together with the convertible debentures the Company issued for no consideration an aggregate of 552,899 options (all of which expired without being exercised) and 2,211,596 Options (Series 1) exercisable into one Ordinary Share of the Company until January 20, 2006 at an exercise price of NIS 39.00 (subject to customary adjustments), linked to the Israeli Consumer Price Index (as of December 31, 2004 - NIS 41.20, $9.56). The total initial proceeds raised were $23,200, and costs related to the issuance of the securities and the prospectus were approximately $1,750. See Note 19E for the disclosure of the accounting treatment of the sale of these securities under U.S. GAAP.

     F.   RIGHTS OFFERING

          In October 2002, the Company issued in connection with a rights offering done on the Nasdaq and on the Tel-Aviv Stock Exchange in Israel 4,097,964 Ordinary Shares of the Company and 1,844,070 warrants, all of which were outstanding as of December 31, 2004, to purchase Ordinary Shares of the Company, in consideration for an aggregate of gross proceeds of $20,490. Of these amounts, 4,086,037 Ordinary Shares and 1,838,715 warrants were issued to Wafer Partners and Equity Investors in consideration for an aggregate of $20,430. Each warrant may be exercised for the purchase of one Ordinary Share at an exercise price of $7.50 for a period ending on October 31, 2006. Costs in relation to the prospectus and the issuance of the securities were approximately $800.

     G.   PUBLIC OFFERING

          During the first quarter of 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise of an over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 14 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

     A.   SALES BY GEOGRAPHIC AREA (as percentage of total sales)

                                                                               Year ended December 31,
                                                                              --------------------------
                                                                              2004       2003       2002
                                                                              ----       ----       ----
                          United States                                        60%        73%        62%
                          Israel                                               20          2          2
                          Asia Pacific - in 2004, primarily Taiwan;
                              in 2003, Taiwan; in 2002, primarily Japan        11         10         25
                          Europe                                                9         15         11
                                                                              ---        ---        ---
                              Total                                           100%       100%       100%
                                                                              ===        ===        ===

     B. LONG-LIVED ASSETS BY GEOGRAPHIC AREA - Substantially all of the Company's long-lived assets are located in Israel.

     C.   MAJOR CUSTOMERS (as percentage of total sales)


                                                    Year ended December 31,
                                                   ------------------------
                                                   2004      2003      2002
                                                   ----      ----      ----
                          Customer A                24%       20%       --%
                          Customer B                17         1        --
                          Customer C                 8        24        31
                          Customer D                 6        11        13
                          Customer E                 2        --        16
                          Other customers (*)       22        20        21

          (*) Represent sales to five different customers each of whom accounted for between 1% and 8% of sales during 2004; to six customers (0%-9%) during 2003; and to five customers (2%-7%) during 2002.

          As of December 31, 2004 and 2003, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 15 - FINANCING EXPENSE, NET

     Financing income expense, net consist of the following:



                                                                 Year ended December 31,
                                                         ----------------------------------------
                                                           2004            2003            2002
                                                         --------        --------        --------
Financial expenses (primarily bank loan interest)        $(29,709)       $(16,073)       $(11,669)
Interest expenses in relation
    to convertible debentures                              (1,233)         (1,198)         (1,101)
Less capitalized interest - Note 6A(3)                         --           6,892          10,260
                                                         --------        --------        --------
                                                          (30,942)        (10,379)         (2,510)
Financing income (primarily bank deposit interest)          1,197             553             406
                                                         --------        --------        --------
Financing expense, net                                   $(29,745)       $ (9,826)       $ (2,104)
                                                         ========        ========        ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES

     A.   APPROVED ENTERPRISE STATUS

          Substantially all of the Company's existing facilities as of December 31, 2004 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") (see Note 6B).

          The tax benefits derived from approved enterprise status relate only to taxable income attributable to each approved enterprise investments programs. Pursuant to the Investments Law and the approval certificates, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through 2012. Taxable income attributable to Fab 2 approved program shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 35% in 2004 (regular "Company Tax"). The regular Company Tax rate is to be gradually reduced to 30% until 2007 (34% in 2005, 32% in 2006 and 30% in 2007).

          The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements. See also Notes 6B and 12A(8).

     B.   COMPONENTS OF DEFERRED TAX ASSET/LIABILITY

          The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:


                                                                 As of December 31,
                                                             --------------------------
                                                               2004             2003
                                                             ---------        ---------
DEFERRED TAX BENEFIT - CURRENT
Accrued vacation pay                                         $     702        $     695
Other                                                               68               62
                                                             ---------        ---------
                                                                   770              757
Valuation allowance                                               (770)            (757)
                                                             ---------        ---------
    Total current deferred tax benefit                       $      --        $      --
                                                             =========        =========

NET DEFERRED TAX BENEFIT - LONG-TERM
Deferred tax assets -
    Net operating loss carryforwards                         $ 112,147        $  58,048
    Research and development                                     3,213            3,748
    Liability for employee rights upon severance                   918              887
                                                             ---------        ---------
                                                               116,278           62,683
    Valuation allowance                                        (75,613)         (43,861)
                                                             ---------        ---------
                                                                40,665           18,822
Deferred tax liability - depreciation and amortization         (40,665)         (18,822)
                                                             ---------        ---------
       Total net long-term deferred tax benefit              $      --        $      --
                                                             =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 16 - INCOME TAXES (cont.)

     C.   EFFECTIVE INCOME TAX RATES

          The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:


                                                                       Year ended December 31,
                                                                    ----------------------------
                                                                    2004        2003        2002
                                                                    ----        ----        ----
                     Israeli statutory rate                         (35)%       (36)%       (36)%
                     Reduced tax rate for approved enterprise        15          16          16
                     Tax benefits for which deferred taxes
                         were not recorded                           23          23          10
                     Permanent differences and other, net            (3)         (3)         10
                                                                    ---         ---         ---
                                                                     -- %        -- %        -- %
                                                                    ===         ===         ===

     D.   NET OPERATING LOSS CARRYFORWARD

          As of December 31, 2004, the Company had net operating loss carryforwards for tax purposes of approximately $560,000, which may be carried forward for an unlimited period of time.

     E.   FINAL TAX ASSESSMENTS

          The Company possesses final tax assessments under agreement through the year 1998. In addition, the tax assessments for the years 1999 and 2000 are deemed final.

NOTE 17 - FINANCIAL INSTRUMENTS

     A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

     The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

     See Note 19C for disclosure related to the Company's derivatives financial instruments in accordance with U.S. GAAP.

     A.   HEDGING ACTIVITIES

          The Company, from time to time, enters into foreign currency derivatives to hedge its foreign currency exposure to equipment purchase commitments and other firm commitments denominated in foreign currency (primarily Japanese Yen and Euro). In that regard, the Company generally uses foreign currency forward contracts and options (zero-cost cylinder) as hedging instruments for foreign currency exposure. Accordingly, if the hedge is determined to be effective all changes in value attributed to spot rate fluctuations as well as the premium of forward contracts and the time value of options at inception are deferred until the hedged item is recognized (i.e., receipt of the equipment). The time value of options at inception is amortized on a straight-line basis.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 17 - FINANCIAL INSTRUMENTS (cont.)

     A.   HEDGING ACTIVITIES (cont.)

          In addition, the Company, from time to time, enters into agreements to hedge variable interest rate exposure on long-term loans (see Note 9). In order to hedge the cash flow related to this exposure, the Company uses various types of derivative contracts, consisting primarily of interest rate caps, floors and collars. If the hedge is determined to be effective, the changes in the intrinsic value of the derivative contracts are deferred and recognized in results of operations as interest payments become due. The time value of options at inception is recognized in earnings on a straight-line basis. When the related debt is issued in connection with the acquisition of assets not yet placed into operations, interest costs and gains and losses on the derivative contracts are capitalized to the related asset.

          The Company does not hold or issue derivative financial instruments for non-hedging purposes.

     B.   CREDIT RISK OF FINANCIAL INSTRUMENTS, INCLUDING DERIVATIVES

          The face or contract amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company through its use of derivatives.

          The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations. Substantially all remaining financial instruments held by the Company are due from governmental entities and, accordingly, the Company's credit risk in respect thereof is negligible.

     C.   PRESENTATION OF HEDGING ACTIVITIES IN THE FINANCIAL STATEMENTS

          (1) As of December 31, 2004 and 2003, there were no outstanding foreign exchange agreements (options) to hedge exposure related to the purchase of machinery and equipment.

               The loss resulted from these agreements in 2004 was immaterial.

               The agreements resulted in 2003 in a gain of $2,357 of which $1,663 was capitalized to fixed assets (in 2002 - $3,062 and $2,770, respectively).

          (2) As of December 31, 2004 and 2003, the Company had outstanding agreements to hedge interest rate exposure on loans to be withdrawn under the Facility Agreement, the aggregate amount of which was $292,000 and $212,000 respectively all of which is attributable to Fab 2. These agreements resulted in 2004 in a loss of $5,629, of which $0 was capitalized to property and equipment; in 2003 - $5,335 and $2,547, respectively; in 2002 - $3,707 and $3,593, respectively.

     D.   FAIR VALUE OF FINANCIAL INSTRUMENTS

          The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2004 and 2003. The fair value of the interest rate hedging transactions as of December 31, 2004 would have resulted in an unrealized capitalizable loss of $2,406 (as of December 31, 2003 - $9,920).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 18 - RELATED PARTIES BALANCES AND TRANSACTIONS

     A.   BALANCES


                                                         As of December 31,
                                                        -------------------
                                                        2004           2003
                                                        ------       ------
                      Trade accounts receivable         $9,054       $5,286
                                                        ======       ======

                      Current liabilities               $   12       $   23
                                                        ======       ======

                      Other Long-Term Liabilities       $  166       $   --
                                                        ======       ======

     B.   TRANSACTIONS

                                                         Year ended December 31,
                                                 --------------------------------------
                                                    2004           2003           2002
                                                 ---------       ---------       ------
Sales                                            $  37,521       $  13,282       $3,836
                                                 =========       =========       ======

Management fees                                  $     120       $     240       $  480
                                                 =========       =========       ======

Expense reimbursements paid                      $      60       $      99       $  101
                                                 =========       =========       ======

Royalties received - Note 12F(2)                 $     875       $     225       $   --
                                                 =========       =========       ======

Application of customer advances
     towards purchases                           $     445       $     870       $   --
                                                 =========       =========       ======

  Equity conversion of customer advances -
      Note 12A(5)                                $     539       $      --       $   --
                                                 =========       =========       ======

Purchases of raw materials                       $      --       $      --       $  209
                                                 =========       =========       ======

Development costs                                $      --       $      --       $  102
                                                 =========       =========       ======

Expense reimbursements received                  $      --       $     282       $  177
                                                 =========       =========       ======

     C. For commitments, contingencies and other transactions relating to Fab 2 Wafer Partner and Equity Investor agreements - see Note 12A.

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

     With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's balance sheets as of December 31, 2004 and 2003 in accordance with U.S. GAAP.

     A. PRESENTATION OF DESIGNATED CASH AND SHORT-TERM AND LONG-TERM INTEREST-BEARING DEPOSITS

          In accordance with U.S. GAAP, the Company's designated cash, short-term and long-term interest-bearing deposits should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of December 31, 2004, $53,793 and $5,134 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2003 - $44,042 and $4,848, respectively).

     B.   PRESENTATION OF NET LONG-TERM LIABILITIES IN RESPECT OF EMPLOYEES

          Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of December 31, 2004 an amount of $16,350 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2003-$14,607).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133)

          (1) In 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and the related statements and interpretations thereon (collectively, "SFAS 133"). A derivative is typically defined as an instrument whose value is derived from an underlying instrument, index or rate, has a notional amount, requires no or little initial investment and can be net settled.

               SFAS 133 requires that all derivatives be recorded in the financial statements at their fair value at the date of the financial statements. The changes in the fair value of the derivatives are charged to the statement of operations or to other comprehensive income, as appropriate in the circumstances. The Company's derivatives consist mainly of foreign currency forward transactions and options and interest rate instruments (collars).

          (2) The Company uses foreign exchange agreements (forward contracts and options) to hedge its foreign currency exposure in anticipated equipment purchases denominated in foreign currency. All foreign exchange agreements are with underlying terms that match or approximate the hedged transactions and thus are highly effective. The Company measures the effectiveness of the forward contracts hedges based on forward rates. The Company assesses and measures the effectiveness of the options hedge, at inception and throughout the hedge, based on total changes in cash flows. All changes in fair value are reported in other comprehensive income. The amounts accumulated in other comprehensive income are expensed to results of operations concurrent with the recognition of depreciation expenses on the equipment. As of December 31, 2004 and 2003, there were not any outstanding foreign exchange agreements.

               The Company uses interest rate collars with a knock-out and knock-in features to hedge its Libor-based variable long-term debt cash flow exposure. The knock-out feature was set above the cap level and the knock-in feature was set below the floor level. The Company determined that the probability that the cap will be knocked-out is remote and thus expected that the hedge will be highly effective. The Company assessed and measured the effectiveness of the hedge, at inception and throughout the hedge, based on total changes in cash flows of the collar, and reported all changes in fair value in other comprehensive income. Amounts presented in other comprehensive income are reclassified to operations or capitalized to property and equipment, as applicable (see Note 2M), as interest payment become due. For outstanding contracts as of December 31, 2004 and 2003, see Note 17C(2).

          (3) Following the commencement of operations of Fab 2 during the third quarter of 2003, $6,641 of the aggregate comprehensive loss as of June 30, 2003, which is attributable to property and equipment, is amortized on a straight-line method over five years, in corresponding to the economic useful lives of the machinery and equipment.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     C.   HEDGING ACTIVITIES IN ACCORDANCE WITH U.S. GAAP (SFAS 133) (cont.)

          (4) Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of December 31, 2004 would have resulted in: an increase in other long-term liabilities in the amount of $2,406; a decrease in other comprehensive loss for the year ended December 31, 2004 in the net amount of $8,842; an accumulated other comprehensive loss component of equity balance as of such date in the amount of $7,055; and in a decrease of $4,619 in property and equipment, net as of December 31, 2004.


     D.   IMPLEMENTATION OF SFAS 123 AND SFAS 148

          Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through December 31, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 13B(4)):




                                                                          Year ended December 31,
                                                               -------------------------------------------
                                                                 2004             2003             2002
                                                               ---------        ---------        ---------
             PRO FORMA LOSS
             Loss for the year, as reported according to
                   U.S. GAAP (see H below)                     $(137,768)       $(114,261)       $ (51,402)
             Less - stock-based compensation determined
                   under APB 25                                       --               27              142
             Add - stock-based compensation
                   determined under SFAS 123                      (3,980)          (8,437)          (7,476)
                                                               ---------        ---------        ---------
              Pro forma loss                                   $(141,748)       $(122,671)       $ (58,736)
                                                               =========        =========        =========
             BASIC LOSS PER SHARE
             As reported according to U.S.
                   GAAP (see J below)                          $   (2.13)       $   (2.45)       $   (1.63)
                                                               =========        =========        =========

             Pro forma                                         $   (2.19)       $   (2.63)       $   (1.87)
                                                               =========        =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     E.   SALE OF SECURITIES

          Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities described in Notes 10 and 13E are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance, would have resulted in an increase in shareholders' equity in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S. GAAP for each of the years ended December 31, 2004, 2003 and 2002 would have been immaterial.


     F. PRESENTATION OF PROCEEDS ON ACCOUNT OF SHARES IN ACCORDANCE WITH U.S. GAAP (SFAS 150)

          According to SFAS No. 150, "ACCOUNTING FOR CERTAIN FINANCIAL INSTRUMENTS WITH CHARACTERISTICS OF BOTH LIABILITIES AND EQUITY", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among other matters, a fixed monetary amount known at inception. Accordingly, the $13,201 and $3,227 amounts which are described in detail in Notes 12A(3) and (4), respectively, and which according to Israeli GAAP are presented as of December 31, 2003 as "Proceeds on account of share capital", were reclassified as of December 31, 2003 under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for U.S. GAAP purposes was required since as of December 31, 2003, the amount of shares the Company was to issue in consideration of the aggregate of $16,428 was not determined as of such date, and was actually based on mechanisms that embody a variable number of shares. Following the issuance of shares, as described in Note 12A(3) and (4), the aggregate of $16,428 is presented for U.S. GAAP purposes as well as paid in equity.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     G.   BALANCE SHEETS IN ACCORDANCE WITH U.S. GAAP



                                                                               AS OF DECEMBER 31, 2004
                                                                         -----------------------------------
                                                                  U.S.    AS PER                     AS PER
                                                                  GAAP    ISRAELI      ADJUST-        U.S.
                                                                 REMARK    GAAP         MENTS         GAAP
                                                                  ----   ---------    ---------    ---------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                         $  27,664    $            $  27,664
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS    A        53,793      (53,793)          --
       TRADE ACCOUNTS RECEIVABLE                                            19,286                    19,286
       OTHER RECEIVABLES                                                    11,365                    11,365
       INVENTORIES                                                          25,669                    25,669
       OTHER CURRENT ASSETS                                                  1,818                     1,818
                                                                         ---------    ---------    ---------
             TOTAL CURRENT ASSETS                                          139,595      (53,793)      85,802
                                                                         ---------    ---------    ---------

    LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                          A         5,134       (5,134)          --
       OTHER LONG-TERM INVESTMENT                                  B            --       16,350       16,350
                                                                         ---------    ---------    ---------
                                                                             5,134       11,216       16,350
                                                                         ---------    ---------    ---------

    PROPERTY AND EQUIPMENT, NET                                    C       609,296       (4,619)     604,677
                                                                         ---------    ---------    ---------

    DESIGNATED CASH AND SHORT-TERM AND
       LONG-TERM INTEREST-BEARING DEPOSITS                         A            --       58,927       58,927
                                                                         ---------    ---------    ---------

    OTHER ASSETS, NET                                              E        93,483         (196)      93,287
                                                                         =========    =========    =========
             TOTAL ASSETS                                                $ 847,508    $  11,535    $ 859,043
                                                                         =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                                            $  65,326    $            $  65,326
       OTHER CURRENT LIABILITIES                                            10,678                    10,678
                                                                         ---------    ---------    ---------
             TOTAL CURRENT LIABILITIES                                      76,004           --       76,004

    LONG-TERM DEBT                                                         497,000                   497,000

    CONVERTIBLE DEBENTURES                                         E        26,651       (2,559)      24,092

    LIABILITY IN RESPECT OF A VARIABLE
       NUMBER OF SHARES TO BE ISSUED                               F            --           --           --

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                              64,428                    64,428

    OTHER LONG-TERM LIABILITIES                                   B, C      15,445       18,756       34,201
                                                                         ---------    ---------    ---------
             TOTAL LIABILITIES                                             679,528       16,197      695,725
                                                                         ---------    ---------    ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          250,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
          ISSUED 66,999,796 AND 52,996,097 SHARES, RESPECTIVELY             16,274                    16,274
       ADDITIONAL PAID-IN CAPITAL                                  E       517,476        2,363      519,839
       PROCEEDS ON ACCOUNT OF SHARE CAPITAL                        F            --           --           --
       SHAREHOLDER RECEIVABLES                                                 (26)                      (26)
       ACCUMULATED OTHER COMPREHENSIVE LOSS                        C            --       (7,055)      (7,055)
       ACCUMULATED DEFICIT                                                (356,672)          30     (356,642)
                                                                         ---------    ---------    ---------
                                                                           177,052       (4,662)     172,390
       TREASURY STOCK, AT COST - 1,300,000 SHARES                           (9,072)                   (9,072)
                                                                         ---------    ---------    ---------
             TOTAL SHAREHOLDERS' EQUITY                                    167,980       (4,662)     163,318
                                                                         =========    =========    =========
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 847,508    $  11,535    $ 859,043
                                                                         =========    =========    =========


                                                                              AS OF DECEMBER 31, 2003
                                                                         -----------------------------------
                                                                  U.S.    AS PER                    AS PER
                                                                  GAAP    ISRAELI      ADJUST-       U.S.
                                                                 REMARK    GAAP         MENTS        GAAP
                                                                  ----   ---------    ---------    ---------
A S S E T S

    CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                                         $  12,448    $            $  12,448
       DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS    A        44,042      (44,042)          --
       TRADE ACCOUNTS RECEIVABLE                                            11,631                    11,631
       OTHER RECEIVABLES                                                    11,073                    11,073
       INVENTORIES                                                          19,382                    19,382
       OTHER CURRENT ASSETS                                                  1,729                     1,729
                                                                         ---------    ---------    ---------
             TOTAL CURRENT ASSETS                                          100,305      (44,042)      56,263
                                                                         ---------    ---------    ---------

    LONG-TERM INVESTMENTS
        LONG-TERM INTEREST-BEARING DEPOSITS
          DESIGNATED FOR FAB 2 OPERATIONS                          A         4,848       (4,848)          --
       OTHER LONG-TERM INVESTMENT                                  B         6,000       14,607       20,607
                                                                         ---------    ---------    ---------
                                                                            10,848        9,759       20,607
                                                                         ---------    ---------    ---------

    PROPERTY AND EQUIPMENT, NET                                    C       568,412       (5,947)     562,465
                                                                         ---------    ---------    ---------

    DESIGNATED CASH AND SHORT-TERM AND
       LONG-TERM INTEREST-BEARING DEPOSITS                         A            --       48,890       48,890
                                                                         ---------    ---------    ---------

    OTHER ASSETS, NET                                              E       108,770         (196)     108,574
                                                                         =========    =========    =========
             TOTAL ASSETS                                                $ 788,335    $   8,464    $ 796,799
                                                                         =========    =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       TRADE ACCOUNTS PAYABLE                                            $  40,249    $            $  40,249
       OTHER CURRENT LIABILITIES                                             9,564                     9,564
                                                                         ---------    ---------    ---------
             TOTAL CURRENT LIABILITIES                                      49,813           --       49,813

    LONG-TERM DEBT                                                         431,000                   431,000

    CONVERTIBLE DEBENTURES                                         E        25,783       (2,559)      23,224

    LIABILITY IN RESPECT OF A VARIABLE
       NUMBER OF SHARES TO BE ISSUED                               F            --       16,428       16,428

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                              46,347                    46,347

    OTHER LONG-TERM LIABILITIES                                   B, C       5,935       24,527       30,462
                                                                         ---------    ---------    ---------
             TOTAL LIABILITIES                                             558,878       38,396      597,274
                                                                         ---------    ---------    ---------

    SHAREHOLDERS' EQUITY
       ORDINARY SHARES, NIS 1.00 PAR VALUE - AUTHORIZED
          250,000,000 AND 150,000,000 SHARES, RESPECTIVELY;
          ISSUED 66,999,796 AND 52,996,097 SHARES, RESPECTIVELY             13,150                    13,150
       ADDITIONAL PAID-IN CAPITAL                                  E       427,881        2,363      430,244
       PROCEEDS ON ACCOUNT OF SHARE CAPITAL                        F        16,428      (16,428)          --
       SHAREHOLDER RECEIVABLES                                                 (26)                      (26)
       ACCUMULATED OTHER COMPREHENSIVE LOSS                        C            --      (15,897)     (15,897)
       ACCUMULATED DEFICIT                                                (218,904)          30     (218,874)
                                                                         ---------    ---------    ---------
                                                                           238,529      (29,932)     208,597
       TREASURY STOCK, AT COST - 1,300,000 SHARES                           (9,072)                   (9,072)
                                                                         ---------    ---------    ---------
             TOTAL SHAREHOLDERS' EQUITY                                    229,457      (29,932)     199,525
                                                                         =========    =========    =========
             TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $ 788,335    $   8,464    $ 796,799
                                                                         =========    =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     H.   STATEMENTS OF OPERATIONS IN ACCORDANCE WITH U.S. GAAP

          Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the years ended December 31, 2004, 2003 and 2002.

     I.   COMPREHENSIVE INCOME (LOSS) IN ACCORDANCE WITH U.S. GAAP (SFAS 130)

          Comprehensive income (loss) represents the change in shareholder's equity during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a reporting period except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) represents gains and losses that under U.S. GAAP are included in comprehensive income but excluded from net income. Following are statements of comprehensive loss in accordance with U.S.
          GAAP:

                                                              Year ended December 31,
                                                   -------------------------------------------
                                                     2004             2003              2002
                                                   ---------        ---------        ---------
Loss for the year according to U.S. GAAP           $(137,768)       $(114,261)       $ (51,402)

Other comprehensive loss:

    Amortization of unrealized
       losses on derivatives                           1,328              664               --
    Unrealized gains (losses) on derivatives           7,514            1,276           (9,638)
                                                   ---------        ---------        ---------
Net comprehensive loss for the year                $(128,926)       $(112,321)       $ (61,040)
                                                   =========        =========        =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128)

          In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described above), the basic and diluted loss per share would be:

                                                              Year ended December 31,
                                                         --------------------------------
                                                          2004         2003         2002
                                                         ------       ------       ------
                             Basic loss per share        $(2.13)      $(2.45)      $(1.63)
                                                          =====        =====        =====

                             Diluted loss per share      $(2.13)      $(2.45)      $(1.63)
                                                          =====        =====        =====

          The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2004, 2003 and 2002 in accordance with U.S. GAAP. The loss per share for each year presented according to U.S. GAAP may differ from the corresponding amount under Israeli GAAP due to different methods for determining the weighted average number of ordinary shares outstanding and the loss used to compute loss per share. According to Israeli GAAP, the weighted average number of ordinary shares outstanding for each year presented include retroactive effect from the beginning of each year of shares issued upon exercise of share options and warrants ("Exercise") and upon conversion of convertible debentures ("Conversion"), outstanding at the beginning of each year and giving effect to shares issuable from probable Exercise and from probable Conversion. Israeli GAAP further provide that loss per ordinary share is to be calculated based on loss for the year with the inclusion of imputed interest income on the exercise price of options and warrants exercised or of probable Exercise, and of financial expenses in relation to converted debentures or on probable Conversion. According to U.S. GAAP, the amount of shares underlying the options, warrants and convertible debentures is accounted for according to the treasury method, regardless of the probability of the exercise of the options and warrants or the conversion into shares of the convertible debentures. According to Israeli GAAP, the loss to compute loss per share may include imputed interest income on the exercise price of options and warrants exercised during the year and of probable Exercise and probable Conversion, an inclusion which is not required by U.S. GAAP.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

          RECONCILIATION FOR 2004:


                                                                           Year Ended December 31, 2004
                                                                           ----------------------------
                                                                                       Shares
                                                                        Loss        (In Thousands)  Per-share
                                                                     (Numerator)    (Denominator)     Amount
                                                                     -----------    -------------     ------
                      BASIC LOSS PER SHARE
                      Loss available to ordinary shareholders         $(137,768)          64,633      $(2.13)
                                                                                                       =====
                      EFFECT OF DILUTIVE SECURITIES
                      Convertible debentures                                 --               --
                      Options and warrants                                   --               --
                                                                      ---------        ---------

                      DILUTED LOSS PER SHARE
                      Loss available to ordinary
                         shareholders after assumed conversions       $(137,768)          64,633      $(2.13)
                                                                      =========        =========       =====

          Options and warrants to purchase 17,374,088 Ordinary Shares at an average exercise price of $6.61 per share were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2004 expire between January 2005 and December 2014 (weighted average remaining contractual life of 5.26 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2004 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
          (dollars in thousands, except share data and per share data)

NOTE 19 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

     J.   LOSS PER SHARE DATA IN ACCORDANCE WITH U.S. GAAP (SFAS 128) (cont.)

          RECONCILIATION FOR 2003:


                                                      Year Ended December 31, 2003
                                               ----------------------------------------
                                                                  Shares
                                                   Loss        (In Thousands)   Per-share
                                               (Numerator)     (Denominator)     Amount
                                               -----------     -------------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders         $(114,261)          46,710       $(2.45)
                                                                                  =====

EFFECT OF DILUTIVE SECURITIES
Convertible debentures                                 --               --
Options and warrants                                   --               --
                                                ---------        ---------

DILUTED LOSS PER SHARE
Loss available to ordinary
   shareholders after assumed conversions       $(114,261)          46,710       $(2.45)
                                                =========        =========        =====

          Options and warrants to purchase 14,003,621 Ordinary Shares at an average exercise price of $7.87 per share were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2003 expire between April 2005 and December 2013 (weighted average remaining contractual life of 5.02 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2003 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.

          RECONCILIATION FOR 2002:

                                                   Year Ended December 31, 2002
                                             ---------------------------------------
                                                               Shares
                                                 Loss       (In Thousands)  Per-share
                                             (Numerator)    (Denominator)     Amount
                                             -----------    -------------     ------
BASIC LOSS PER SHARE
Loss available to ordinary shareholders       $(51,402)         31,523       $(1.63)
                                                                              =====
EFFECT OF DILUTIVE SECURITIES
Convertible debentures                              --              --
Options and warrants                                --              --
                                              --------        --------

DILUTED LOSS PER SHARE
Loss available to ordinary
Shareholders after assumed conversions        $(51,402)         31,523       $(1.63)
                                              ========        ========        =====

          Options and warrants to purchase 10,053,578 Ordinary Shares at an average exercise price of $9.12 per share were outstanding as of December 31, 2002 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options and warrants, which as of December 31, 2002 expire between April 2005 and December 2012 (weighted average remaining contractual life of 4.9 years), were still outstanding as of such date. Convertible debentures, convertible into 2,697,068 Ordinary Shares, were outstanding as of December 31, 2002 but were not included in the computation of diluted loss per share since their effect is anti-dilutive. The convertible debentures may be converted until December 31, 2008 into Ordinary Shares.